Exhibit 99.1

Sierra Metals Reports Consolidated Financial Results Including $18.1 Million of Operating Cash Flows Before Movements in Working Capital for the Third Quarter of 2018

CONFERENCE CALL NOVEMBER 13, 2018 AT 10:30 AM (EST)

(All $ figures reported in USD)

  Adjusted EBITDA of $18.2 million in Q3 2018 decreased 3% from $18.8 million in Q3 2017 due to the decrease in prices of all metals
  Operating cash flows before movements in working capital of $18.1 million in Q3 2018 decreased 17% from $21.8 million in Q3 2017 due to lower metal prices
  Revenue from metals payable of $53.0 million in Q3 2018 increased by 4% from $50.9 million in Q3 2017 due to higher throughput, despite lower metal prices
  Q3 2018 consolidated copper production of 8.3 million pounds, consolidated silver production of 0.7 million ounces, consolidated zinc production of 20.8 million pounds, consolidated lead production of 6.4 million pounds, and consolidated gold production of 1,906 ounces; a 24% increase, 44% increase, 5% increase, a 0% increase, and a 26% increase respectively, from Q3 2017, and within production guidance(1)
  Significant reduction in the all-in sustaining costs in Q3 2018: 19.3% lower at Yauricocha, 31.9% lower at Bolivar, and 63.3% lower at Cusi vs Q3 2017
  $29.1 million of cash and cash equivalents as at September 30, 2018
  Net Debt of $30.7 million as at September 30, 2018
  Shareholder conference call to be held Tuesday, November 13, 2018, at 10:30 AM (EST)
(1)	Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2018 were calculated using the following realized prices: $14.85/oz Ag, $2.79/lb Cu, $0.94/lb Pb, $1.14/lb Zn, $1,206/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2017 were calculated using the following realized prices: $16.86/oz Ag, $2.93/lb Cu, $1.08/lb Pb, $1.36/lb Zn, $1,280/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2018 were calculated using the following realized prices: $15.99/oz Ag, $3.02/lb Cu, $1.06/lb Pb, $1.36/lb Zn, $1,279/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2017 were calculated using the following realized prices: $17.31/oz Ag, $2.70/lb Cu, $1.03/lb Pb, $1.28/lb Zn, $1,253/oz Au.

TORONTO, Nov. 12, 2018 /CNW/ - Sierra Metals Inc. (TSX:SMT)(BVL:SMT)(NYSE American:SMTS) ("Sierra Metals" or the "Company") today reported revenue of $53.0 million and adjusted EBITDA of $18.2 million on throughput of 566,194 tonnes and metal production of 4.5 million silver equivalent ounces, 23.6 million copper equivalent pounds, and 57.9 million zinc equivalent pounds for the three month period ended September 30, 2018.

The Company has been able to continue the successful production increases realized during the last year and a half. Q3 2018 consolidated production of copper increased 24% to 8.3 million pounds, silver increased 44% to 0.7 million ounces, lead remained consistent at 6.4 million pounds, zinc increased 5% to 20.8 million pounds, and gold increased 26% to 1,906 ounces compared to Q3 2017.

Metal production at Yauricocha in Q3 increased due to higher ore throughput, higher copper and gold head grades, and higher recoveries of all metals, except gold. At Bolivar, higher ore throughput, higher head grades for all metals, and higher copper and gold recoveries resulted in a 13% increase in copper equivalent production in Q3 2018 compared to Q3 2017. The Company exceeded our year over year production levels at Bolivar, but due to significant rain events in the third quarter, which impacted operations, we experienced lower quarter over quarter production. We are hopefully through the worst of the rainy season and are back on track for the fourth quarter. At Cusi, the increase in ore throughput and higher silver head grades resulted in higher silver equivalent production.

Igor Gonzales, President, and CEO of Sierra Metals stated: "I am very pleased with the Company's performance during Q3 2018. Despite weaker realized metal prices, and harsh weather events at the Bolivar Mine, the Company generated positive cash flow at its three operating mines of $18 million, and our production results were solid. We continue building upon the strong results from the first half of the year. The Company also realized positive returns on our capital investments and our operational improvement efforts at all our Mines. This is best demonstrated through our improving operating performance, strengthening of our asset base, significantly lower cash costs and all-in sustaining costs, strong cash flow year to date as well as increases to the mineral reserves and resources at each of our Mines.

Yauricocha continues to be a solid performing Mine for the Company with steady throughput in the third quarter. Additionally, despite lower realized metal prices in the third quarter, Yauricocha still contributed to higher revenues representative of the successful capital investments made at the Mine. At Bolivar, the effects of the Mexico turn-around program are continuing and can be noticed with improved head grade and recoveries. However, Bolivar experienced a difficult quarter with significant rainfall events which impacted production and costs versus the previous quarter but were still improved on a year over year basis.  We continue to work towards our goal of expanding production to 3,600 tonnes per day in Q1 2019. At Cusi, the mill reached its full capacity rate of 650 tonnes per day in late Q2-2018 and continued running at that rate in Q3-2018. As such, the Company realized an increase in silver equivalent payable ounces and saw improved recoveries resulting in lower operating costs. We continue to campaign development ore from the Santa Rosa de Lima zone with increasing throughput rates, while selectively mining structures in the older part of the mine. The addition of another ball mill, currently being installed, will see capacity increase to approximately 1,200 tonnes per day in Q1 2019."

He concluded, "Sierra Metals balance sheet remains strong with the liquidity needed to meet its operational and growth expenditure requirements, with the Company on track for a solid finish to the year. The groundwork for further improvements has been laid through the implementation of best operational practices, and the first stages of expansion plans are underway. The expansion plans were highlighted in positive PEA studies released earlier this year, which demonstrate robust growth opportunities for the Company. Additionally, aggressive, brownfield exploration programs focused on high value targets have resulted in a recent porphyry discovery at Yauricocha and continue to be executed at all Mines which should lead to further significant of mineral reserves and resources growth at all of our Mines, adding to the value of our assets now and in the years ahead."

The following table displays selected financial and operational information for the three and nine months ended September 30, 2018:

Q3 and 9M 2018 Financial Highlights

	Three Months Ended		Nine Months Ended
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Operating
Ore Processed / Tonnes Milled	566,194	504,751	1,725,991	1,489,251
Silver Ounces Produced (000's)	728	507	2,015	1,821
Copper Pounds Produced (000's)	8,326	6,700	25,037	19,305
Lead Pounds Produced (000's)	6,358	6,358	19,766	23,968
Zinc Pounds Produced (000's)	20,772	19,877	59,286	56,543
Gold Ounces Produced	1,906	1,517	5,606	4,606
Copper Equivalent Pounds Produced (000's)[1]	23,628	21,851	71,717	68,996
Zinc Equivalent Pounds Produced (000's)[1]	57,883	47,076	159,165	145,918
Silver Equivalent Ounces Produced (000's)[1]	4,447	3,797	13,540	10,762

Cash Cost per Tonne Processed	$48.43	$48.01	$46.55	$45.60
Cost of sales per AgEqOz	$7.62	$7.94	$7.14	$7.69
Cash Cost per AgEqOz[2]	$7.38	$7.62	$6.82	$7.36
AISC per AgEqOz[2]	$10.21	$13.21	$9.86	$12.32
Cost of sales per CuEqLb[2]	$1.43	$1.38	$1.35	$1.21
Cash Cost per CuEqLb[2]	$1.39	$1.32	$1.29	$1.15
AISC per CuEqLb[2]	$1.92	$2.30	$1.86	$1.93
Cost of sales per ZnEqLb[2]	$0.58	$0.64	$0.60	$0.57
Cash Cost per ZnEqLb[2]	$0.57	$0.61	$0.58	$0.54
AISC per ZnEqLb[2]	$0.78	$1.07	$0.83	$0.91

Cash Cost per ZnEqLb (Yauricocha)[2]	$0.48	$0.53	$0.52	$0.48
AISC per ZnEqLb (Yauricocha)[2]	$0.67	$0.83	$0.73	$0.73
Cash Cost per CuEqLb (Bolivar)[2]	$1.68	$1.75	$1.36	$1.41
AISC per CuEqLb (Bolivar)[2]	$2.35	$3.45	$2.06	$2.57
Cash Cost per AgEqOz (Cusi)[2]	$14.11	$21.95	$14.68	$14.80
AISC per AgEqOz (Cusi)[2]	$19.08	$51.94	$21.72	$33.77
Financial
Revenues	$52,956	$50,859	$177,352	$153,948
Adjusted EBITDA[2]	$18,212	$18,845	$74,493	$61,826
Operating cash flows before movements in working capital	$18,108	$21,818	$74,981	$61,973
Adjusted net income attributable to shareholders[2]	$4,482	$4,993	$28,226	$20,241
Net income (loss) attributable to shareholders	$1,922	$(6,523)	$21,468	$(6,763)
Cash and cash equivalents	$29,073	$28,607	$29,073	$28,607
Working capital	$1,780	$(233)	$1,780	$(233)

(1)	Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2018 were calculated using the following realized prices: $14.85/oz Ag, $2.79/lb Cu, $0.94/lb Pb, $1.14/lb Zn, $1,206/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2017 were calculated using the following realized prices: $16.86/oz Ag, $2.93/lb Cu, $1.08/lb Pb, $1.36/lb Zn, $1,280/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2018 were calculated using the following realized prices: $15.99/oz Ag, $3.02/lb Cu, $1.06/lb Pb, $1.36/lb Zn, $1,279/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2017 were calculated using the following realized prices: $17.31/oz Ag, $2.70/lb Cu, $1.03/lb Pb, $1.28/lb Zn, $1,253/oz Au.
(2)	This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Revenue from metals payable of $53.0 million in Q3 2018 increased by 4% from $50.9 million in Q3 2017. Higher revenues are primarily attributable to the 6% increase in throughput, the increase in copper, and gold head grades, and higher recoveries for all metals, except gold, at Yauricocha in Q3 2018 compared to Q3 2017; the 2% increase in throughput, higher head grades, and recoveries of all metals, except silver recoveries, resulted in Bolivar's revenues being 19% higher than Q3 2017; and the 316% increase in throughput, and higher silver head grades resulted in Cusi's revenues being 135% higher than Q3 2017; the increase in revenues were realized despite decreases in the prices of all metals in Q3 2018 compared to Q3 2017.

Yauricocha's cash cost per zinc equivalent payable pound was $0.48 (Q3 2017 - $0.53), and AISC per zinc equivalent payable pound of $0.67 (Q3 2017 - $0.83). The decrease in the AISC per zinc equivalent payable pound for Q3 2018 compared to Q3 2017 was a result of lower sustaining capital expenditures and higher zinc equivalent payable pounds, while cash costs remained consistent; this was partially offset by slight increases in general and administrative costs.

Bolivar's cash cost per copper equivalent payable pound was $1.68 (Q3 2017 - $1.75), and AISC per copper equivalent payable pound was $2.35 (Q3 2017 - $3.45) for Q3 2018 compared to Q3 2017. The decrease in the AISC per copper equivalent payable pound during Q3 2018 compared to Q3 2017 was due to the increase in copper equivalent payable pounds resulting from higher throughput, and head grades and recoveries of all metals, except silver recoveries, as well as a decrease in sustaining capital expenditures.

Cusi's cash cost per silver equivalent payable ounce was $14.11 (Q3 2017 - $21.95), and AISC per silver equivalent payable ounce was $19.08 (Q3 2017 - $51.94) for Q3 2018 compared to Q3 2017. AISC per silver equivalent payable ounce decreased due to higher silver equivalent payable ounces resulting from higher throughput, higher silver recoveries, and lower cash costs and sustaining capital expenditures.

Adjusted EBITDA(1) of $18.2 million for Q3 2018 decreased 3% compared to $18.8 million in Q3 2017. The decrease in adjusted EBITDA in Q3 2018 was due to the decreases in the prices of silver (12%), copper (5%), lead (13%), zinc (16%), and gold (6%) during Q3 2018 compared to Q3 2017, which had a negative impact on the Company's revenues.

Cash flow generated from operations before movements in working capital of $18.1 million for Q3 2018 decreased compared to $21.8 million in Q3 2017. The decrease in operating cash flow is mainly the result of lower gross margins realized due to the decline in prices of all metals in Q3 2018 compared to Q3 2017.

Net income (loss) attributable to shareholders for Q3 2018 was $1.9 million (Q3 2017: $(6.5) million) or $0.01 per share (basic and diluted) (Q3 2017: $(0.04)).

Cash and cash equivalents of $29.1 million and working capital of $1.8 million as at September 30, 2018, compared to $23.9 million and $(6.8) million, respectively, at the end of 2017. Cash and cash equivalents have increased by $5.2 million during 9M 2018 due to $49.1 million of operating cash flows, and $5.0 million drawn down from a short-term revolving line of credit, being offset by capital expenditures incurred in Mexico and Peru of $(34.1) million, repayment of loans, credit facilities and interest of $(12.5) million, dividends paid to non-controlling interest shareholders of $(2.3) million.

(1)	This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Project Development

Based on the positive Preliminary Economic Assessment studies completed the Company is now working towards the first stage of expansion plans at all three Mines. We have also commenced pre-feasibility and feasibility studies on potential secondary stage expansion plans at all Mines.

At Yauricocha, which we expect to increase production to the 3,600 tonnes per day level in 2019 once all permits are received. Several developments took place at Yauricocha in the third quarter including ramp and stope development in addition to the completion of the Yauricocha tunnel. The tunnel is currently being tied into the existing surface infrastructure and should be operational by the end of the fourth quarter. Work also commenced on the rehabilitation of the Mascota shaft, as well as the continued work of sinking of the Yauricocha shaft to provide access to a significant amount of reserves and resources recently delineated.

Mine development at Bolívar during Q3 2018 totaled 929 meters. Most of these meters (292m) were developed to prepare stopes for mine production. The remainder of the meters (673m) were related to the deepening of ramps and developing service ramps to be used for ventilation and pumping.

During Q3 2018, at the Cusi property, mine development totaled 1,197 meters, and 698 meters of infill drilling was carried out inside the mine, and 499 meters were related to the deepening of ramps.

Exploration Update

Peru:

During Q3 2018, the Company drilled 38 holes totaling 9,074 meters at Yauricocha. The drilling included the following:

Exploration Drilling:

  Discovery of a copper-molybdenum mineralized porphyry – Copper Porphyry Mineralization was tested (Klepetco Tunnel Level 720): 1 hole totaling 1,395 meters was drilled to test the priority anomaly located in the monzonite intrusive zone;
  Cuye Orebody (Level 1070 Central Mine Zone): 3 holes totaling 1,789 meters to explore the continuity of the orebody at depth; these holes intercepted mineralization which will help determine if the orebody continues at depth;
  Escondida Norte (870 Level Cachi Cachi) – 5 holes totaling 1,656 meters with the objective to explore and define potential sulphide zones, as the previous drilling intercepted lead oxide mineralization; the results demonstrate the potential for more sulphide mineralization at depth.

Definition Drilling:

  Antacaca Sur (Level 920): 5 holes totaling 572 meters with the objective of defining more certainty on the orebody to floor 8 on the 970 level;
  Esperanza (Level 970): 15 holes totaling 2,000 meters to define the continuity of mineralization of the orebody; which were executed from the 970 level to the 1020 level;
  Butz (1070 Level): finalized the drill hole started in the previous quarter and advanced the hole 44 meters;
  Yoselin (920 Level Cachi Cachi Mine): 9 holes totaling 1,618 meters to help define the orebody and provide more geological information to help plan potential mining of the orebody.

Bolivar

  At Bolívar during Q3 2018, 8,332 meters were drilled from the surface as well as diamond drilling within the mine. 2,176 meters were drilled within the mine in the El Gallo zone. There were 2,368 meters of surface diamond drilling done on the Cieneguita Orebody to explore its' continuity to the North. There was also 3,173 meters drilled at the Bolivar West extension to explore the extension of the orebody to the North and West, exploring the skarn orebody with semi-massive magnetite, and disseminated nodules of chalcopyrite. There was also 615 meters drilled at La Campana, which is a new exploration target where we are exploring the possibility of finding a skarn orebody with copper and zinc.

Cusi

  During Q3 2018 the Company drilled 1,322 meters to support the development of the Santa Rosa de Lima vein in Promontorio to further verify the size and continuity of the ore zone. 5,247 meters of surface diamond drilling was performed to define a portion of the San Antonio Pit in the Santa Eduwiges Mine, as well as to explore the continuity at a depth of the San Nicolas vein in the area of El Tajo and Promontorio. One drill hole was also completed in the southern extension of the Santa Rosa de Lima zone in the area of San Miguel-La Bamba.

Conference Call Webcast

Sierra Metals' senior management will host a conference call on Tuesday, November 13, 2018, at 10:30 AM (EST) to discuss the Company's financial and operating results for the three and nine months ended September 30, 2018.

Via Webcast:

A live audio webcast of the meeting will be available on the Company's website:

https://event.on24.com/wcc/r/1822005/A792EE06AA9F7766DE51719C55820038

The webcast along with presentation slides will be archived for 180 days on www.sierrametals.com.

Via phone:

For those who prefer to listen by phone, dial-in instructions are below. To ensure your participation, please call approximately five minutes before the scheduled start time of the call.

Participant Number (Toll-Free North America): (833) 245-9659
Participant Number (Toll-Free Peru): 0800-71-476
Participant Number (International): +1 (647) 689-4231
Conference ID: 8188906

Quality Control

All technical production data contained in this news release has been reviewed and approved by Gordon Babcock, P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a competent person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new discoveries and still has additional brownfield exploration opportunities at all three mines in Peru and Mexico that are within or close proximity to the existing mines. Additionally, the Company has large land packages at all three mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including the anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission ("SEC"), which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company are calculated in accordance with the Canadian National Instrument 43-101 -  Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the SEC. The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

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For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, VP, Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, info@sierrametals.com; Ed Guimaraes, CFO, Sierra Metals Inc., +1 (416) 366-7777; Igor Gonzales, President & CEO, Sierra Metals Inc., +1 (416) 366-7777

CO: Sierra Metals Inc.

CNW 17:13e 12-NOV-18